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                             May 24, 2021

       Zhe Wang
       Chief Executive Officer
       TIAN RUIXIANG Holdings Ltd
       30A Jingyuan Art Center, 3 Guangqu Road
       Chaoyang District, Beijing, People   s Republic of China

                                                        Re: TIAN RUIXIANG
Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 17,
2021
                                                            CIK No. 0001782941

       Dear Mr. Wang:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance